Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Brookline Bancorp, Inc.:
We consent to the use of our reports dated February 28, 2020, with respect to the consolidated balance sheets of Brookline Bancorp, Inc. as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Boston, Massachusetts
July 22, 2020